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TYPE: 425
SEQUENCE: 1
DESCRIPTION: LETTER TO THE SHAREHOLDERS OF QUEPASA.COM, INC. PURSUANT TO
RULE 425


                             Filed by: quepasa.com, inc.
                             This communication is filed pursuant to Rules 165 and 425, as promulgated under the Securities Act of 1933, as amended.

                             Subject Company: quepasa.com, inc.
                             Commission File No. 0-25565


THIS SHAREHOLDER LETTER IS FILED BY QUEPASA.COM, INC. PURSUANT TO RULES 165 AND 425 OF THE SECURITIES ACT OF 1933 AND IS THEREBY DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF QUEPASA.COM, INC. THAT HAVE BEEN AND WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE PROPOSED MERGER BETWEEN QUEPASA.COM, INC. AND GREAT WESTERN LAND AND RECREATION, INC., INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE PROPOSED MERGER. THE SECURITIES AND EXCHANGE COMMISSION FILINGS ARE AVAILABLE TO THE PUBLIC AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. INVESTORS CAN ALSO OBTAIN FREE COPIES OF THE DOCUMENTS RELATING TO QUEPASA.COM, INC. BY CONTACTING ROBERT J. TAYLOR, CHIEF OPERATING OFFICER, QUEPASA.COM, INC., 400 E. VAN BUREN STREET, FOURTH FLOOR, PHOENIX, AZ 85004, (602) 716-0100.

Set forth below is a letter from Gary L. Trujillo, quepasa.com, inc.'s Chairman and Chief Executive Officer, currently being sent to the shareholders of quepasa.com, inc.
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To all Shareholders of quepasa.com, inc.

The purpose of this letter is to share with you the process followed by your Management team and Board of Directors leading up to our recent merger announcement. We believe the steps taken will greatly enhance the future value of your investment in quepasa. Specifically, the company has recently entered into a definitive merger agreement with Great Western Land and Recreation, Inc., a merger that your Management team and Board of Directors unanimously support.

quepasa has suffered a serious drop in its stock price since it became a public company in June 1999, a fate suffered by many Internet and technology related companies. In fact, already some 377 stocks have been delisted from US exchanges this year alone for failing to meet minimal financial requirements, according to data from the exchanges.

Since May of 2000 and coinciding with the early indications of Internet market decline, your Board of Directors and Management team began the process of seeking strategic alternatives to enhance quepasa's competitive position. As a result, the company began to reduce spending, lay-off employees, and began seeking alternative business strategies to conserve cash and to provide a solid balance sheet for future business opportunities, ultimately protecting shareholder value. We believe that quepasa was one of the first Internet companies to proactively cut expenses at this early stage of Internet market decline.

I believe we are indeed fortunate to have a Board of such experience and knowledge that anticipated early on the need to manage our assets appropriately and lay plans for the survival of the company. These early decisions to conserve cash allowed quepasa to evaluate many strategic options to protect shareholder value. After a long and exhaustive search, nationally and internationally, and guided by our investment banking firm, the Board arrived at the decision to merge with Great Western.

Great Western appeared as the leading candidate in our search for an appropriate merger partner based upon many criteria including, but not limited to, its operating history, growth and profitability trends, management strength, and net equity contribution. Consequently, the Board of Directors determined that the opportunity that maximized quepasa shareholder value was to merge with the growing, profitable business of Great Western.

Great Western is a real estate development and investment company with holdings primarily in Arizona, New Mexico and Texas. Great Western and its predecessors, including Amortibanc Management, L.C., have been in land and land related business since 1928. Currently, Great Western focuses primarily on developing condominiums, apartments, residential lots and recreational property, including the Wagon Bow Ranch in northwest Arizona and the Willow Springs Ranch in central New Mexico.

We are pleased with the future prospects of Great Western, and we believe it has an experienced management team that has shown responsible management. For the six months ended June 30, 2001, Great Western had net revenue of $5.9 million, net profit of $835,000, net equity of $3.1 million, and is contributing property assets to the merged entity valued, by appraisal, in excess of $12 million.

Upon approval by you, the shareholders of quepasa, the current shareholder of Great Western would immediately own 51% of the merged companies while the current shareholders of quepasa would own 49%. Great Western's shareholder will also receive warrants (with exercise prices that are currently out of the money) to purchase additional shares of Great Western that would increase its ownership to a maximum of 65%. The combined company's common stock will be publicly traded following the merger under the Great Western name.

We have spent the past several months primarily negotiating the final merger agreement, further cutting operational expenses (including reducing our head count to three), selling non-essential assets and terminating our long-term obligations.

I am sure you have many questions about this transaction that will be answered by the proxy statement you will receive prior to our shareholder meeting. This proxy statement must first be filed with, and reviewed by, the Securities and Exchange Commission, and cannot be mailed to you until that process is complete. We expect that a shareholder meeting will be held by the end of 2001 to vote on the proposed transaction.
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The company is now working diligently to become current on its filings with the
Securities and Exchange Commission after completing a review process that began in January 2001. This review, while requiring amended filings for the 1999 annual report and all three 2000 quarterly reports, does not negatively affect cash balances in any period. We filed our 2000 annual report this week and expect to file the first two 2001 quarterly reports shortly. quepasa and Great Western are working together to produce a proxy statement to shareholders containing detailed information on the merger and Great Western's business, including their historical financial statements. We have already filed the merger agreement and several other material documents relating to the merger with the Securities and Exchange Commission in a periodic report dated August 16, 2001. I encourage you to review these agreements if you would like a more detailed understanding of the merger. In addition, there will be instructions contained in the proxy statement should you have additional questions about the proposed transaction after reviewing the proxy.

In summary, the dramatic decline in the value of Internet sector companies required us to make significant changes in order to survive. As you know, many Internet companies have run out of money, filed for bankruptcy or simply shut their doors in the past year. I am proud that we are able to propose to our shareholders a transaction with a successful business in the thriving real estate sector. I urge you to support the merger with Great Western.

Sincerely,

/s/ Gary L. Trujillo

Gary L. Trujillo
Chairman and Chief Executive Officer

The statements in this letter regarding the proposed merger and future performance and growth are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that the merger may not be consummated, risks associated with real estate development, and those factors set forth in quepasa.com documents filed with the Securities and Exchange Commission.